EXHIBIT 99.1

TOP Ships Inc. Announces Corporate Developments

ATHENS, Greece, Feb. 01, 2016 (GLOBE NEWSWIRE) -- TOP Ships Inc. (Nasdaq:TOPS) (the “Company”), an international owner and operator of modern, fuel efficient "ECO" MR tanker vessels focusing on the transportation of petroleum products, announced today the following corporate developments:

Delivery of M/T Eco Revolution

The Company took delivery of the M/T Eco Revolution, a 39,000 dwt fuel efficient "ECO" MR product tanker, the fourth of six vessels under construction in the Company's fleet. The remaining two vessels are scheduled for delivery in the second and third quarter of 2016.

Commencement of BP Charter

The M/T Eco Revolution has commenced its time charter employment with BP Shipping Limited.

1-for-10 reverse stock split

The Company’s Board of Directors has determined to effect a 1-for-10 reverse stock split of the Company’s common shares. The Company’s shareholders previously approved the reverse stock split and granted the Board the authority to determine the exact split ratio and proceed with the reverse stock split at the Company’s annual general meeting on December 23, 2015.

The reverse stock split will take effect, and the Company’s common stock will begin trading on a split-adjusted basis on the Nasdaq, as of the opening of trading on February, 22, 2016 under the existing trading symbol “TOPS.”  The new CUSIP number for the common stock following the reverse stock split is Y8897Y156.

When the reverse stock split becomes effective, every 10 shares of the Company’s issued and outstanding common stock will be automatically combined into one issued and outstanding share of common stock. This will reduce the number of outstanding common shares from approximately 34.3 million shares to approximately 3.4 million shares.

No fractional shares will be issued in connection with the reverse split of the issued and outstanding common stock. Shareholders who would otherwise hold a fractional share of the Company’s common stock will receive a cash payment in lieu thereof at a price equal to that fraction to which the shareholder would otherwise be entitled multiplied by the closing price of the Company’s common stock on the Nasdaq on February 19, 2016.

Shareholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the reverse stock split reflected in their accounts on or after February 22, 2016. Such beneficial holders may contact their bank, broker, or nominee for more information.

Shareholders with shares held in certificate form will receive instructions from the Company’s exchange agent, Computershare, for exchanging their stock certificates for a new certificate representing the shares of common stock resulting from the reverse split.

Additional information about the reverse stock split can be found in the Company’s proxy statement furnished to the Securities and Exchange Commission on December 8, 2015, a copy of which is available on the Commission’s website at www.sec.gov.

Receipt of Nasdaq Notice

The Company received written notification from the Nasdaq Global Select Market (“Nasdaq”), dated January 26, 2016, indicating that because the market value of the Company’s publicly held shares (“MVPHS”) for the previous 30 consecutive business days was below the minimum $5,000,000 requirement for continued listing on the Nasdaq Global Select Market, the Company is not in compliance with Nasdaq Listing Rule 5450(b)(1)(C). The applicable grace period to regain compliance is 180 days.  Compliance would be regained if the Company’s MVPHS were to close at or above $5,000,000 for a minimum of 10 consecutive business days before the expiration of the grace period.

This notification has no effect on the listing of the Company’s common stock at this time.

The Company intends to monitor the market value of its publicly held shares between now and July 25, 2016, the expiration of the 180-day grace period, and is considering its options in order to regain compliance with this Nasdaq requirement.

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.
For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contacts:
Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
1, Vassilissis Sofias Str. &
Meg. Alexandrou Str.
151 24, Maroussi, Greece
Tel: +30 210 812 8180
Email: atsirikos@topships.org